EXHIBIT 99.17

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2016 (the “Form 40-F”), I, Wayne W. Valliant, P.Geo., hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report on the Chapada Mine, Brazil” dated July 31, 2014 (the “Report”), to the use of my name in connection with the written disclosure under the heading “Description of the Business - Material Producing Mines - Chapada Mine”, other than the written disclosure under the heading “Mineral Projects - Summary of Mineral Reserves and Mineral Resources Estimate”, (the “Disclosure”) and to the inclusion of references to and extracts from or summaries of the Report and Disclosure (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047) and on Form F-10 (File No. 333-202140).

By:            /s/ Wayne W. Valliant
Name:         Wayne W. Valliant, P.Geo.

March 28, 2017